Exhibit 21

Life Time Fitness, Inc.
List of Subsidiaries

Name	State of Formation
FCA Real Estate Holdings, LLC	Delaware
FCA Construction Holdings, LLC	Delaware
FCA Restaurant Holdings, LLC	Delaware
LTF Real Estate Holdings, LLC	Delaware
LTF Michigan Real Estate, LLC	Delaware
LTF Minnesota Real Estate, LLC	Delaware
LTF USA Real Estate, LLC	Delaware
Bloomingdale LIFE TIME Fitness, L.L.C.	Illinois
LTFMF Real Estate Holdings, LLC	Delaware
LTFMF AZ Real Estate, LLC	Delaware
Non-profit corporation:
Life Time Fitness Foundation	Minnesota

NOTES:

Subsidiaries of subsidiary companies are indented and follow the respective companies by which they are controlled. The percentage of ownership is 100%, with the exception of Bloomingdale LIFE TIME Fitness, L.L.C., in which Life Time Fitness, Inc. holds a 33.3% ownership interest.